Bradley Weber 650.752.3226 bweber@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 135 Commonwealth Drive T: 650.752.3100 F: 650.853.1038

June 26, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Amplify Snack Brands, Inc. (f/k/a TA Holdings 1, Inc.)
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 11, 2015
CIK No. 0001640313

Dear Ms. Nguyen:

This letter is submitted on behalf of Amplify Snack Brands, Inc. (f/k/a TA Holdings 1, Inc.) (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on June 11, 2015 (the “Draft Registration Statement”), as set forth in your letter dated June 23, 2015 addressed to Thomas C. Ennis, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing a Registration Statement (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express three copies of each of this letter and the Registration Statement (marked to show changes from the Draft Registration Statement).

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

Risk Factors, page 18

1.	Please include a separate risk factor to highlight the risk that the selling shareholders will receive all the proceeds from this offering.

RESPONSE: In response to the Staff’s comment, the Company has revised page 43 of the Registration Statement to include a separate risk factor highlighting the risk that the selling shareholders will receive all of the proceeds from this offering.

We currently depend exclusively on one third-party co-manufacturer and one location, page 19

2.	We note your response to our prior comment 7. You state that if you do not meet the minimum order requirement, you will be required to pay a penalty fee. As indicated in Exhibit 10.13, please revise to clarify that you will incur a minimum order penalty fee only to the extent you fail to meet the minimum order amount and Assemblers Food Packaging LLC is no longer your exclusive manufacturer.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 21 and F-51 of the Registration Statement to clarify that the Company will incur a minimum order penalty fee only to the extent that the Company fails to meet the minimum order amount and Assemblers is no longer the Company’s exclusive manufacturer.

Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 2014, page 58

3.	We have reviewed your response to our prior comment 10. It does not appear that the pro forma adjustment for the charge to costs of goods sold relating to the step-up of inventory to fair value meets the criteria per Rule 11-02(b)(6) of Regulation S-X. Please explain to us why you believe that it is appropriate to exclude this charge or revise to remove the related adjustment from your pro forma financial statements.

RESPONSE: In response to the Staff’s comment, the Company has revised page 61 of the Registration Statement to remove the adjustment related to the charge to cost of goods sold relating to the step-up of inventory to fair value.

4.	We have reviewed your response to our prior comment 12 and note that there was no contractual obligation to make the termination payment to Precision Capital, LLC. Please tell us more about how you concluded that this payment was directly attributable to the merger transaction, including the basis for the payment amount and when the payment amount was determined. Refer to Rule 11-02(b)(6) of Regulation S-X.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

RESPONSE: In response to the Staff’s comment, the Company has revised page 61 of the Registration Statement to remove the adjustment relating to the termination payment to Precision Capital, LLC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65

The Sponsor Acquisition and Subsequent Financings, page 69

The May 2015 Special Dividend, page 70

5.	We note your response to our prior comment 15. In addition, we note that you borrowed an additional $22.3 million to pay the May 2015 special dividend. Please enhance your disclosure to describe the factors the Board considered in making its determinations to declare special dividends using proceeds from the Company’s credit facility. Also, please disclose the directors and officers of Topco.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 73 and 138 of the Registration Statement to describe the factors that the Board considered in making its determinations to declare special dividends using proceeds from the Company’s credit facility. The Company respectfully advises the Staff that the directors and officers of Topco are the same as the directors and officers of the Company. The Company has revised page 123 to indicate that the directors and officers of the two entities are the same.

6.	We note that you made a $22.3 million distribution in May 2015. Please revise to present a pro forma balance sheet reflecting the distribution accrual alongside the historical balance sheet presented in your submission.

RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma balance sheet reflecting the impact of the May 2015 Special Dividend presented alongside the historical balance sheet on page 64 of the Registration Statement, to include the dividend payable amount. Further, the Company has revised the Condensed Consolidated Balance Sheets on page F-31 to present the supplemental pro forma balance sheet, and included footnote disclosure on page F-36.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

Results of Operations, page 70

Non-GAAP Financial Measures, page 71

7.	We note your response to prior comment 17. As “Adjusted EBITDA,” is used to determine covenant compliance pursuant to your credit agreement, it appears to represent a non-GAAP liquidity measure. Please revise to provide a reconciliation of this non-GAAP measure to cash flows from operating activities. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 18 and 78 of the Registration Statement to provide an additional reconciliation to cash flows from operating activities.

Comparison of the Years Ended December 31, 2013 and 2014, page 78

8.	We note your response to our prior comments 6 and 18. The presentation of combined information for the periods prior to and following the acquisition of SkinnyPop Popcorn LLC without reflecting all relevant pro forma adjustments does not appear to be appropriate. Please revise your presentation accordingly. With regards to the discussion of your results of operations, please provide your analysis based on pro forma financial information prepared in a manner consistent with Article 11 of Regulation S-X. As part of your revised disclosure, please explain how the pro forma presentation was derived, why management believes the presentation to be useful, and any potential risks associated with using such a presentation.

RESPONSE: In response to the Staff’s comment, the Company has revised pages iii, 12, 61, 73, 74, 76, 77, 80, 84, 88, 90, 92 and 93 of the Registration Statement to provide results and comparative analysis based on pro forma financial information, where applicable, for the year ended December 31, 2014 prepared in accordance with Article 11 of Regulation S-X, rather than the arithmetically combined predecessor and successor periods. In addition, the Company has included cross references on page 83 to certain risk factors where the risk of the presentation are described in order to facilitate integrated disclosure.

9.	Prior comment 19 requested revised disclosure addressing changes between periods for each of your financial statement line items. However, it does not appear that you have provided an analysis of cost of goods sold. Please revise.

RESPONSE: In response to the Staff’s comment, the Company has revised pages 81, 84 and 85 of the Registration Statement to provide an analysis of costs of goods sold.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

Indebtedness, page 87

10.	We note your disclosure on page 88 that you expect your cash interest expense to be $11.5 million in 2015 and your statement that the amount represents a substantial increase from 2014. Please disclose here the actual cash interest expense incurred in 2014.

RESPONSE: In response to the Staff’s comment, the Company has revised page 96 of the Registration Statement to disclose the actual cash interest expense incurred in 2014.

Contractual Obligations and Other Commitments, page 90

11.	We partially reissue our prior comment 22. Please expand the Founder Contingent Compensation footnote to the contractual obligations table to explain why the full amount of your expected obligation is not included in the table.

RESPONSE: In response to the Staff’s comment, the Company has revised page 98 of the Registration Statement to better explain why the full amount of the Company’s expected obligation for the Founder Contingent Compensation is not included in the contractual obligations table.

Critical Accounting Policies and Estimates, page 92

Recognition of Net Sales, Sales Incentives and Trade Accounts Receivable, page 92

12.	Your response to our prior comment 24 refers to the most significant sales and incentive programs offered to your customers. Please provide disclosure describing the programs you identified in your response. In addition, we note that you have disclosed gross sales before applicable reductions. Please revise your disclosure to disclose the amount of sales and promotion incentives recorded as a reduction of gross sales for the periods presented.

RESPONSE: In response to the Staff’s comment, the Company has revised page 100 of the Registration Statement to describe the significant sales and incentive programs offered to our customers and to disclose the amount of sales and promotion incentives recorded as a reduction of gross sales for the 2013 and 2014 periods.

Executive Compensation, page 120

13.	We note that upon completion of the offering, you plan to make performance-based bonus payments to Messrs. Ennis, Goldberg and Shiver. Please revise to describe the factors considered in determining the amounts to be paid to each executive officer.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

RESPONSE: In response to the Staff’s comment, the Company has revised page 133 of the Registration Statement to describe the factors considered in determining the amounts to be paid to each executive officer.

Notes to the Consolidated Financial Statements

Note 1. Business and Basis of Presentation, page F-7

14.	We have reviewed your response to our prior comment 34 and note that your goodwill relates in part to value attributable to brand recognition associated with your products. Please tell us how the value associated with goodwill is separate from your acquired trade name intangible asset.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the excess purchase consideration recorded as goodwill represents the value attributable to brand scalability and revenue growth potential, and is in excess of the value attributable to the trade name intangible asset associated with the Company’s products and position in the BFY snack category. The Company has also revised page F-8 of the Registration Statement to clarify that the value associated with goodwill is in excess of the acquired trade name intangible asset.

15.	We have reviewed your response to our prior comment 35 and note that you provided your analysis of three of the indicators outlined in FASB ASC 805-10-55-25. Please provide us with your analysis of the remaining indicators which are part of this guidance.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

RESPONSE: The Company respectfully advises the Staff that the Company evaluated the contingent payment arrangements in consideration of FASB ASC 805-10-55-24–55-25 and determined that the contingent payments were compensatory arrangements to be recognized as compensation expense over the requisite employment period from July 14, 2014 until December 31, 2015 in accordance with ASC 710-10-25-9. In assessing the nature of the arrangements, the Company considered the indicators listed in ASC 805-10-55-25 as follows:

•	Continuing employment – the agreements stipulated that terminating employment would forfeit all future earn-out payments (Leads to conclusion that payments are compensation);

•	Duration of continuing employment – the employment term coincides with the earn-out period, both culminating at December 31, 2015 (Leads to conclusion that payments are compensation);

•	Level of Compensation – compensation stipulated in the employment agreements appears to be at a reasonable level compared to other key executives (Leads to conclusion that payments are consideration transferred);

•	Incremental Payments to Employees – the unit-holders were the only sellers to receive contingent payment arrangements (Neutral factor);

•	Number of shares owned – selling unit-holders that remained as employees owned substantially all shares of the Company prior to the acquisition (Leads to conclusion that payments are compensation);

•	Linkage to the valuation – the calculations upon which the earn-out payments are based are indicative of profit-sharing arrangements since they are based on the positive performance of the Company’s 2015 margins (Leads to conclusion that payments are compensation);

•	Formula for determining consideration – the formulas to determine earn-out payments are primarily based on percentages of defined margin growth rates as well as EBITDA, and are indicative of profit-sharing arrangements (Leads to conclusion that payments are compensation); and

•	Other agreements and issues – the agreements contain non-competition and non-solicitation clauses (Leads to conclusion that payments are compensation).

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

Based on the Company’s conclusions for each of the indicators, the arrangement is treated as a contingent compensation.

Note 14. Equity-Based Compensation, page F-26

16.	We have reviewed your response to our prior comment 38 and note that you expect the performance hurdle to which Class C-2 units are subject will be realized upon consummation of an initial public offering. Please tell us how you considered the probability of an initial offering in your valuation of these units and describe the resulting impact to your accounting treatment.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully advises the Staff that as of the time of the December 2014 valuation, the board of directors of the Company considered a number of possible alternatives with respect to the future growth and development of the Company. As the Staff is aware, the Sponsor Acquisition was consummated in July 2014, and the December 2014 valuation was therefore a mere five months following the Sponsor Acquisition and five months following the recruitment and hiring of a completely new senior executive team for the Company. Since the Sponsor Acquisition had so recently occurred as of December 2014, the board of directors of the Company was principally focused at that time on leveraging the talent of the new senior executive team to grow the business organically by looking to expand the distribution of the SkinnyPop product through different channels, decreasing existing customer concentration by adding new customer accounts to diversify the business, and engaging in other sales and marketing efforts to drive net sales and promote top line growth in the business. Given the fundamental change in the approach to the business as a result of the Sponsor Acquisition, the board of directors was principally focused on identifying and proving the business concept in December 2014. As is typically appropriate in any valuation process, the board of directors also considered in December 2014 the possibility of a strategic sale of the Company, additional potential debt and equity financing alternatives to support future growth or strategic acquisitions, and other potential financing and/or liquidity opportunities, such as an initial public offering. Notwithstanding that all of the foregoing factors were considered by the board of directors at December 2014, the board considered the likelihood of an initial public offering occurring a mere five months after the Sponsor Acquisition to be remote, and that therefore a Probability-Weighted Expected Return Method, or PWERM, valuation analysis was not appropriate at that time. As indicated on page F-28 of the Registration Statement, the valuation as of December 2014 assumed an expected term of 2 years representing management’s anticipated timing to a liquidity event as of the valuation date. As previously noted in the Company’s response to Comment No. 27 in the previous response letter to the Staff dated June 11, 2015, a number of significant developments occurred after the December 2014 valuation, which not only impacted the February 2015 valuation analysis, but led the board of directors to begin to seriously consider and discuss a potential initial public offering process. As described in the Company’s response to previous Comment No. 27, these developments included, among other items listed therein: (i) the Company was awarded national distribution into a major mass retailer after the December 2014 valuation, and, prior to this award, it was unclear if this distribution would be achievable in the foreseeable future (or at all) and (ii) in January 2015 the Company’s two largest customers both approved major SKU expansions. These developments, as well as the other items listed in the Company’s previous response, led to a substantial change in outlook that included for the first time the meaningful possibility of an initial public offering. In light of these developments, the Class C-2 units granted in February 2015 were then valued utilizing the PWERM analysis, which reflected the board of directors’ belief that there was a 60% probability that the Company would complete an initial public offering and a 40% probability of a sale of the Company.

The Company further advises the Staff that the performance hurdle does not affect the time-based condition of the awards. It only impacts the distributions once vested. Therefore, the performance hurdle would impact the fair value of the units but not the vesting as the units vest in the right to receive distributions. As such, the fair value of the units is recognized over the requisite service period of the awards, which corresponds to the vesting periods of the awards.

Ms. Loan Lauren P. Nguyen

Legal Branch Chief

United States Securities and Exchange Commission

June 26, 2015

17.	Your response to our prior comment 38 also states that all outstanding equity awards will be converted into shares of your common stock and restricted stock. Please quantify the number of shares of stock that will be issued in exchange for outstanding equity awards.

RESPONSE: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the number of shares of stock that will be issued in exchange for outstanding equity awards is not determinable at this time, and will not be determinable until the Company has an estimated offering price range for the shares to be sold in the offering. The Company confirms that it will insert the number of shares of stock that will be issued in exchange for outstanding equity awards in a future version of the Registration Statement once such amounts can be estimated.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3226.

Sincerely,

/s/ Bradley C. Weber

Bradley C. Weber

Enclosures

cc:	Diane Fritz, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Anuja A. Majmudar, Securities and Exchange Commission

Thomas C. Ennis, Amplify Snack Brands, Inc.

Brian Goldberg, Amplify Snack Brands, Inc.

Jon M. Herzog, Goodwin Procter LLP

LizabethAnn R. Eisen, Cravath, Swaine & Moore LLP